Filed by Mountain Crest Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40562

Subject Company: CH AUTO INC. and CH-AUTO TECHNOLOGY CORPORATION LTD.

The following article is translated from communication originally made available in Chinese by CH-AUTO TECHNOLOGY CORPORATION LTD. (“CH-AUTO”) on the website of Auto Business Review on June 7, 2022.

Title: Qiantu’s second model sells RMB600,000 less than its first model. Can Lu Qun’s material revolution and disruptive car-making save Qiantu?

Writter / Baohua Liu

Editor / Nan Zhang

Designer / Yuchao Shi

500km range, 0-100km/h acceleration within 4.7s, 217 horsepower from front and rear dual motors, front and rear double wishbone suspension, frameless doors, 40+ customization options, convertible version available … the pre-order price is RMB86,800-RMB149,800.

On the evening of June 6, Qiantu Motor kicked off the pre-ordering of Qiantu K20 with a live-streaming launch. The technical parameters disclosed for the first time appeared to be worth far more than the pre-order price.

This is a car for the young. Qiantu Motor’s founder and CEO Lu Qun concluded his speech with “O ever youthful, O ever weeping.”

People familiar with Qiantu’s developments in recent years might know what Mr. Lu really meant.

Qiantu Motor, which remained silent for more than 2 years, became active recently. On May 3, Qiantu Motor held an online press conference where Lu Qun announced the company’s new private customization business model, details of the upgrades to the RT Customized K50, the K50 Convertible Co-Creation Program, and the upcoming pre-order of the K20.

The day before, Qiantu Motor officially announced that its parent company, CH-AUTO TECHNOLOGY CORPORATION LTD. and Mountain Crest Acquisition Corp. IV entered into an official merger agreement on April 30. The entire transaction is expected to close by the end of December 2022.

In December 2021, the official WeChat account of Qiantu Motor, which remained dormant for nearly a year and a half, released posts continuously, including a road running video, an announcement of a meta-universe race partnership with Beijing Goldenport, a strategy launch event in the Suzhou plant and a car delivery ceremony.

This means that Qiantu has money again.

From mid-2019, bad news started to come out about Qiantu, gradually evolving into unpaid salaries, payment owed to suppliers, mass employee departures and experience store withdrawals. In 2020 and 2021, when the development of new car-making forces is most rapid, Qiantu was basically in a state of silence.

Apparently there was a problem with the capital chain. Qiantu was established in 2015, received the qualifications from the National Development and Reform Commission and the Ministry of Industry and Information Technology in 2016 and 2018, and launched its first model K50 in August 2018 with a price tag as high as RMB686,800. Up to that point, Qiantu’s road was considered quite smooth among the new car-making forces. However, due to the high price of the first product and the niche electric supercar positioning, only 200+ vehicles were sold on a cumulative basis. Qiantu suffered a breakage of its capital chain as a result of the lack of financing support at the stage of inability to self-finance.

For automotive startups, a lack of good start with the first product can multiply the pressure on subsequent operations, but it is not doom and gloom.

The first model planned by LI is a miniature electric vehicle SEV, but LI ultimately did not guess right the policy and gave up before mass production. Support from Wang Xing and other investors, and LI’s Nasdaq listing helped solve the financial problems of LI during the input period. By the time when the second product, LI ONE, was on track, the normal monthly sales reached 10,000, and the average price of a single vehicle exceeded RMB300,000, and LI had been able to have a monthly revenue of RMB3 billion.

Another example is Leapmotor, whose first product S01 was positioned as electric sports car and sold slowly. The advantage of Leapmotor was that it was backed by the powerful parent company Dahua Technology, and its turnaround was also fast enough. Leapmotor shifted its second product to entry-level small car T03 with a focus on cost performance, the sales were on the rise and exceeded 9,000 units in April 2022, making the model the monthly sales champion of the new car-making forces.

These were the two examples of the new car-making forces that failed in their first products but grew pretty well subsequently. To reverse the situation of the first battle lost, car makers must rely on funds to survive in the short term, but must rely on products to open the market in the long term to achieve self-blood supply.

From the second half of 2021 to the present, Qiantu has been gradually addressing short-term funding issues and has received an investment from Tsinghua alumni.

The product and the market then become the next key issues to face.

(Subtitle) Underlying Logic: Material Revolution

After the release of the SPAC listing plan in May, Auto Business Review had an exclusive interview of over 2 hours with Lu Qun. This was not the first time I spoke with Lu Qun, but it was the first time I listened to him introduce the underlying logic of Qiantu in such a systematic and detailed way.

Not quite the same as most of the new car-making forces originated from new energy and intelligence opportunities, Lu Qun’s ambition is greater.

In the 136 years since its birth, there have only been two revolutions in the species of automotive, one in Henry Ford’s assembly line operations and one in Toyota’s lean production. Lu Qun believes that the core of the two revolutions was the overturn of production methods and manufacturing patterns, “Now the third revolution is here, and we think that replacing the four major processes and replacing steel with lightweight materials is likely to develop a new manufacturing pattern.”

Most new car-making forces see the opportunity for product change, Lu Qun sees the opportunity for production change.

“The divine move in the future is not in the “three electrical systems”, not in intelligence, but in the materials.” In more than two hours, Lu Qun mentioned “the divine move” for 11 times, without once mentioning “moat” and “core competitiveness”, which are popular in the industry.

“Materials” refers to aluminum and composite materials intended to replace steel in traditional cars.

His theory is that aluminum and composite materials have two major characteristics compared to steel: first, they are much more malleable and easy to be made into various shapes; second, the cost of deformation and manufacturing is much smaller than the investment in stamping, welding and painting of steel sheets. The traditional automobile industry’s annual production of 100 million units is based on steel and the four major processes. This significant burden prevents traditional auto companies from switching production methods anytime soon, even if they see the advantages of lightweight materials. The revolutionary opportunity to push the traditional auto giants out of center stage might lie here.

The processes from steel plate to bodywork are stamping + welding and assembly. The technology in Lu Qun’s description takes advantage of the low melting point and semi-fluid state of aluminum for molding, and then connects it with a new method.

It sounds like a similar direction to Tesla’s integrated die-casting technology. Integrated die-casting allows the Model Y rear frame to go from 70 parts stamped and welded to one part die-casting as a whole, resulting in a series of product and production model changes.

Lu Qun believes that integrated die-casting still does not give full play to the advantages of aluminum, “die-casting is a huge investment for aluminum, die-casting machine is very expensive, and die-casting mold is very expensive, so it wastes the advantages of aluminum’s semi-fluid state profile.” He mentioned the semi-fluid manufacturing process extrusion profiles, but did not go further.

Qiantu’s Suzhou plant is one applying new technology, and Lu Qun said it is the only one of its kind in the world, because there is no steel plate, no four major processes, and no paint shop, and it is a plant characterized by aluminum alloy and carbon fiber.

The traditional steel body-in-white is generally composed of more than 300 parts; Qiantu K50 has more than 200 parts, Qiantu K20 more than 100, and the next generation K20’s body-in-white parts are likely to be reduced to dozens, or even below 50.

The most direct impact of aluminum replacing steel and the reduction of parts is the lightweight, which can significantly reduce the energy consumption of electric vehicles, reduce the amount of batteries carried and lower the total cost.

Lu Qun said that the lightweight of K20 will be revolutionary, “What do you mean by revolutionary? It’s not revolutionary to reduce the weight by 5% or 8% compared to cars of the same size, and it’s revolutionary to reduce the weight by 20%, 30% or even 40% or more. If the weight can be reduced to such a level, one will win a revolutionary advantage in cost.”

“For example, for the same 300 km range, our competitors have to install more than 40 kilowatts of battery, and we need only more than 20 kilowatts. For 500 km range, our competitors may have to install 60 or 70 kilowatts of battery, or even more, and we need to install only 30 or so kilowatts. In this case we will have a big opportunity.”

At the same time, due to the second major characteristic of aluminum, the much lower manufacturing costs than the investment in steel plates will bring another change in the logic of making cars, namely, no need to rely on the scale effect, hence the possibility of achieving personalization.

“I believe we don’t necessarily have to reach such large scale effect in terms of making cars. In the past, 300,000 cars a year was the optimal scale point, but now 50,000 or 80,000 cars might be the optimal scale point. The 300,000 cars I sell a year can be not one model, but five or six models, which can be personalized, or even allowing user DIY or third-party development. The future trend will surely be personalization.”

To sum up, Qiantu believes the biggest opportunity lies in materials and the changes in manufacturing methods arising from the materials. Cars produced with aluminum and new manufacturing methods offer two advantages for consumers: one is cost performance, as lightweighting reduces battery usage and lowers the cost of the whole car significantly; the second is personalization.

(Subtitle) Product: K50 Atmosphere Group

Qiantu is most criticized for its product strategy, entering the electric supercar market with a new brand at the price tag of RMB686,800, which is either self-amusement or suicide.

In fact, the first model planned by Qiantu was K20, which made its way into the entry-level market with the revolutionary light weight, cost performance and personalization mentioned above. However, during the R&D of K20, thinking about the brand led Qiantu to change its product launch strategy and pace.

According to Lu Qun’s analysis, the first model often sets the first impression of the new brand, and the first impression is very difficult to change. The group of Chinese auto entrepreneurs more than 20 years ago all started with low-end cheap products, which caused them to struggle to enhance their brand images until today. Now the environment and conditions are such that new car brands already have the opportunity to make a breakthrough beyond cheapness.

The balanced decision was to start at the high end and establish high-end positioning for the brand. The way to achieve this is to launch a supercar model, K50, before K20.

The approach is similar to that of NIO. NIO made a supercar, EP9, before its main model, and went around competing in races and selling it to business tycoons who could make the headlines, essentially a kind of brand advertising.

Tesla’s ads are even more tremendous, featuring Musk’s rockets. These things make Tesla owners feel like they’ve not just bought a car, but seem to have been involved in a grand and important action.

So K50 is not a strategic product of Qiantu, instead it is a product that sets the image for the brand, opens the way for K20 and creates an atmosphere. “Of course it is also a testing ground for our own technical structure and design process attempts, supply chain, service chain, channels and other attempts. If K50 makes this system slightly more mature, K20 will have a great chance of success after its launch. Because once the sales go up, if there are problems with the product, this could be catastrophic for the company.” Lu Qun said.

The original plan was for K50 to be launched in August 2018 to build brand awareness and establish a higher-end brand image, and a year later, no later than the first half of 2020, K20 would be launched to push up sales with cost performance.

The problem is that the planning is made according to past experience, and if the prerequisites change, nothing will move forward according to the script.

The capital market turned cold for new energy vehicles across the board in 2019, with new car-making forces, including NIO, XPeng and LI, having financing difficulties as a whole and the lack of funds for Qiantu causing the K20 progress to suffer. The situation worsened with the outbreak of the epidemic in 2020 immediately afterwards.

Lu Qun described the process as follows: “K20 did not follow, K50 at the front went from being a vanguard to being deep alone, and was then quickly destroyed in the landing beachhead. If we take the Normandy landing as an analogy, K50 is a special force to seize the beach, after it establishes a hilltop position, the follow-on troops should quickly follow, and then go deeper, but now the back did not keep up, so that K50 will basically be destroyed by artillery coverage. So it’s our tempo that has gone very wrong, not the strategy.”

If we could do it all over again, Qiantu would use its last dollar to play hard to get K20 into production, even if it hadn’t reached perfection. Imperfection can be followed by iteration, and as long as it is put into production, it is possible to increase the sales volume, and as long as the sales volume is increased, everything has a chance to turn around.

Will K20, which is more than 2 years overdue, allow Qiantu and Luqun to prove themselves?

(Subtitle) Reflections

Lu Qun is a person who reflects on and criticizes himself without mercy.

“People often talk about being affected by the epidemic, and for Qiantu Motor, the root cause was not the epidemic. Our problem arose in 2019, and the cash crunch came after we didn’t raise the money in 2019. We shouldn’t put the blame on the outside world, on the epidemic, on the capital market going into a downward cycle, as to why this is happening.”

“We can only reflect on ourselves, all the way to today, that we were wrong at that time, and so wrong that our perception of capital was completely superficial and even wrong.”

The conclusion of the reflections is that, we did not understand capital properly and get down to earth to understand what the demands of capital are, what the laws of capital are, only to feel that our technology is too powerful, capital is following Qiantu to make money, and capital should go around us.

“Let capital become a supporter of technology (innovation), not let technology (innovation) become a slave of capital.” This is a post on the circle of friends sent by Lu Qun on April 5, 2018, representing his perception of the relationship between technology and capital at that time, “My mentality at that time was all about how good my technology is; the Internet has a memory, and I didn’t delete my circle of friends to give myself a wake-up call.”

Qiantu compared itself with NIO, XPeng and LI at its lowest ebb and found that their approaches were completely different from its. They considered the relationship with capital upon their incorporation, such as how to finance, how many rounds of financing will be required, what kind of valuation growth to achieve in each round, what kind of performance is required to support this growth, how much money is needed to achieve such performance, how much money needs to be financed in each round, how to go public, what kind of market value is required to be listed, how to help the early investors gain a better return, etc.

On the contrary, Qiantu had no such planning, and we were very unsatisfied when we first saw the gap, “at that time we were talking about this internally, either consciously or unconsciously, they were simply playing capital and not aiming to make cars. If you do things like that, you certainly cannot get the money, and those investors certainly will not be so supportive of you, because you don’t care what they want, and you always feel self-important.”

This is exactly like a teenager who picked up a dragon sword by chance and thought that he was invincible in the world.

(Subtitle) The Trough

Then the capital chain was broken.

The problems emerged in 2019, but the company was barely holding up, and in 2020 the problems all came up.

Without cash flow, the money that should be paid can’t be paid, everything can’t be done, development, supply and marketing were stalled one after another, and then there was the failure to pay employees’ salaries.

At the beginning, the company could still rely on a breath of air, and we could tide over the difficulties together, by paying the salary later, first trying to get some money to renew social security and housing fund for everyone, but then, the company even could not afford the provident funds.

All the worst things one can imagine for a business have happened to Qiantu. He mentioned a term called “a stampede to file litigations” which I hadn’t heard before.

Now that Lu Qun can speak all this calmly, but the listeners can still feel the sinking despair in those heavy words.

This impact is not only operational, but also psychological and conceptual. From an outstanding Tsinghua student to an engineer at China’s first Sino-foreign automobile joint venture, from founding CH-AUTO Technology in 2003 to entering the whole car track in 2015, the past 2 years of experience and the previous 30 years seemed like two parallel worlds that never cross, but both are now experienced by Lu Qun.

Many people advised him that he should let the company go bankrupt and be liquidated as a limited liability company, and pay the debts after offsetting the assets against the debts. This way, he can be debt-free and do what he needs to do.

After more than 2 years of torment, what kept Lu Qun going were two ideas.

The first is the natural principle of “paying back what you owe”, which has been passed down for thousands of years. “We must pay back the money we owe people, although we do not have the ability to do so today, we must reverse this situation. This is our responsibility, including for our employees, many of whom have left, but this does not mean that this is the end of the matter, and I must settle the accounts owed to others.” We want to follow the “true repayment story” plot.

The second is a vague feeling that we still have opportunities, “we made efforts on lightweight, new materials, new process, and the development of such a revolutionary product K20, which must have a chance of success, must be able to bring user value, and must also have the opportunity to challenge the traditional large car companies and large multinational companies. The reason is just that we did not get enough money during the process, but we can change.” This somewhat sounds like “my destiny is dominated by myself but not the heaven”.

(Subtitle) Going Upwards from Under Water

At the May 3 launch event, Qiantu also unveiled the “Private Customization” model.

Lu Qun is not a person who follows the crowd. He does not think that electrification and intelligence are revolutionary divine moves among the “four modernizations of automobiles”, and he has been opposed to sharing. He thinks that the cars must be individualized and customized in the future.

He envisions a product form like a rough house, where the user can personalize the fine decoration of the vehicle at the plant and after the sale respectively.

“Not only between us and the users, but probably also a large number of third-party developers might be involved. Just like going to Taobao to buy cell phone cases, going forward you might go to an easy-to-access website, just like Taobao, to buy many K50 and K20 accessories. We are contemplating opening up a lot of installation structures that do not involve regulatory safety, open up our installation interface and installation platform, and tell the community how you should install them if you want to do so, what kind of size, tolerance, structure and so on.” Lu Qun said.

In his vision, many peripheral products are open to third parties. As long as there is demand, someone will meet such demand. It is not realistic to rely entirely on the OEMs to meet the diverse and colorful needs, and the ecosystem is about mobilizing the resources of a large number of third parties.

As long as there is demand, there will be people to meet such demand. It is far from sufficient to rely entirely on carmakers and brands to meet the diverse and colorful needs, and we must mobilize a large number of third-party resources. In fact, this is the ecosystem. What is ecosystem? Ecosystem requires joint participation from industry users and third parties.

Lu Qun has always had something different from other founders of new car-making forces. He sees the opportunity of the times not in electrification and intelligence but in materials and processes, and his strategic products are not SUVs but sports cars. LI pursues the ultimate single product strategy while Qiantu is in pursuit of customization.

After 2 years of setbacks, idealistic persistence still emerges from time to time. The biggest change is that he became more practical and more realistic.

“At this moment we are still not back to the horizon, still at the bottom of the pit, still not surfaced, still under the water, and it is still difficult to catch our breath, but actually we are moving up. With the production of K20 coming in the future, I believe it might be a landmark point for the company - it is marked by the positive cash flow that can be created by the sales of this model, and probably at that moment we can say we are back above the horizon, we surfaced.”

He summarized the current state of affairs as above.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. CH-AUTO’s (referred herein as Qiantu or Qiantu Motor) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, CH-AUTO’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside CH-AUTO’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”) between CH-AUTO and Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) (“Mountain Crest”); (2) the outcome of any legal proceedings that may be instituted against Mountain Crest and CH-AUTO following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Mountain Crest and CH-AUTO, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on CH-AUTO’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain the listing of CH AUTO Inc.’s ordinary shares on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CH-AUTO to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Mountain Crest or CH-AUTO may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to CH-AUTO; (13) risks related to the organic and inorganic growth of CH-AUTO’s business and the timing of expected business milestones; (14) the amount of redemption requests made by Mountain Crest’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of Mountain Crest for its initial public offering and the proxy statement relating to the proposed business combination, including those under “Risk Factors” therein, and in Mountain Crest’s other filings with the SEC. Mountain Crest cautions that the foregoing list of factors is not exclusive. Mountain Crest and CH-AUTO caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Mountain Crest and CH-AUTO do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, CH AUTO Inc. and Mountain Crest intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and a proxy statement on Schedule 14A, including a preliminary proxy statement and a definitive proxy statement. Mountain Crest’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CH-AUTO, Mountain Crest, and the proposed business combination. Promptly after filing its definitive proxy statement relating to the proposed business combination with the SEC, Mountain Crest will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting on the business combination and the other proposals. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, and other relevant materials filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Mountain Crest and its directors and executive officers may be deemed participants in the solicitation of proxies from Mountain Crest’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Mountain Crest will be included in the proxy statement for the proposed business combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed business combination when available. Information about Mountain Crest’s directors and executive officers and their ownership of Mountain Crest common stock is set forth in Mountain Crest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

CH-AUTO and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination.

Contacts:

For CH-AUTO TECHNOLOGY CORPORATION LTD.:

Qun Lu

Chairman and CEO

Building 4, AVIC International Industrial Park Area 1, Shijun North Street, Shunyi District, Beijing, China

For Mountain Crest Acquisition Corp. IV:

Dr. Suying Liu

Chairman, CEO, and CFO

311 W 43rd St, 12th Fl, New York, NY 10036, USA